Filed by CBOE Holdings, Inc.
pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: CBOE Holdings, Inc.
Subject Company’s Commission File No.: 333-140574

On February 12, 2007, the Chicago Board Options Exchange, Incorporated posted the following information circular on its member website.

IC07-16

February 12, 2007

To:	CBOE Members

From:	Bradley R. Griffith
Chairman, Financial Planning Committee

Alan J. Dean
Chief Financial Officer

Re:	Unaudited Fourth Quarter 2006 Financial Statements

Summary

Attached are CBOE’s unaudited financial statements as of December 31, 2006. During the fourth quarter of 2006 CBOE recorded a pre-tax profit of $24.2 million on volume of 2,788,000 contracts per day. During the same quarter last year CBOE recorded a pre-tax profit of $5.7 million on volume of 2,108,000 contracts per day. Year-to-date, CBOE’s pre-tax profit is $72.5 million compared to a $19.9 million profit during the same period one year ago. Through December 31, 2006 CBOE averaged 2,684,000 contracts per day.

Revenue

Gross revenue totaled $64.7 million for the fourth quarter of 2006 compared to $54.3 million one year ago. The $10.4 million increase (19% over 2005) occurred because of increased trading volumes that are reflected in a $7.2 million increase in transaction fees. Revenue from the Options Price Reporting Authority (OPRA) increased by $1.1 million while other revenue increased by $1.4 million. These increases reflect the higher trading activity and market share at CBOE. Investments income increased by $0.7 million because of higher interest rates and greater cash-on-hand.

Expenses

Excluding severance costs and net loss from investment in affiliates, expenses totaled $47.4 million compared to $48.7 million one year ago. Significant changes occurred in outside services (decrease of $1.2 million), impairment of assets (decrease of $0.9 million) and other expense (increase of $0.7 million). Outside services decreased overall as a result of decreased contract programming costs ($2.0 million) offset by increased legal fees ($0.7 million) compared to the fourth quarter in 2005. Impairment of assets decreased by $0.9 million in the fourth quarter of 2006 compared to the fourth quarter of 2005 because CBOE now accounts for its investment in the National Stock Exchange using the cost method eliminating the current recognition of any new revenue or new impairment of our investment. Other expense increased by $0.7 million as a result of increased reimbursement of costs for DPM linkage accounts.

Other Income & Expense

CBOE is recognizing income of $7.1 million related to prior litigation. In September 2000, CBOE settled a class action suit that was filed against CBOE and other U.S. options exchanges and certain market maker firms. The CBOE agreed to pay $16.0 million, which was paid in full and held in escrow pending approval of the settlement agreement by the U.S. District Court for the Southern District of New York. In October 2005, the CBOE and other settling parties reached a revised settlement that resolved certain disputes concerning the interpretation of certain provisions of the original settlement agreement. On February 8, 2006, the U.S. District Court preliminarily approved the revised settlement. As a result of the revised settlement, CBOE’s settlement amount was reduced to $9.3 million. On February 22, 2006 CBOE received a refund of $7.1 million, including accrued interest. The district court granted final approval to the settlement, and entered final judgment in the case, in December 2006. The deadline to appeal the settlement passed on January 12, 2007. No appeals were filed.

Consolidated Balance Sheets

Working capital (current assets minus current liabilities) increased by $9.1 million to $94.6 million while cash and investments increased by $10.0 million to $102.8 million during the fourth quarter of 2006. These increases are attributable to revenue exceeding cash expenses less capital expenditures, because of high volume during the quarter.

CBOE also spent $10.6 million for capital expenditures mostly for systems hardware, back-up power equipment, and capitalized software.

Questions may be directed to Alan Dean at 312-786-7023 or dean@cboe.com.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

In connection with the proposed restructuring transaction, CBOE Holdings, Inc. (“CBOE Holdings”) has filed certain relevant materials with the United States Securities and Exchange Commission (SEC), including a registration statement on Form S-4. Members are encouraged to read the registration statement, including the proxy statement/prospectus that are a part of the registration statement, because it contains important information about the proposed transaction. Members are able to obtain a free copy of the proxy statement/prospectus, as well as the other filings containing information about CBOE Holdings and the Chicago Board Options Exchange, Incorporated (“CBOE”), without charge, at the SEC’s Web site, http://www.sec.gov, and the companies’ website, www.CBOE.com. In addition, CBOE members may obtain free copies of the proxy statement/prospectus and other documents filed by CBOE Holdings or the CBOE from CBOE Holdings by directing a request to the Office of the Secretary, CBOE Holdings, Inc., 400 South LaSalle Street, Chicago, Illinois 60605.

CBOE Holdings, the CBOE and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CBOE Holdings and of the CBOE is available in the prospectus/proxy statement.

CHICAGO BOARD OPTIONS EXCHANGE, INC.
CONSOLIDATED STATEMENTS OF INCOME
(unaudited, in thousands)

	Quarter Ended		YTD
	12/31/2006	12/31/2005	12/31/2006	12/31/2005
REVENUES:
Transaction fees	$46,579	$39,388	$186,201	$143,211
Other member fees	5,432	5,696	22,270	23,347
Options Price Reporting Authority (OPRA) income	5,134	4,021	19,965	16,749
Regulatory fees	3,267	2,897	13,648	11,835
Investments income	1,382	684	4,743	2,016
Other	2,916	1,565	10,968	5,897
Total Revenues	64,710	54,251	257,795	203,055

EXPENSES:
Employee costs	19,840	19,549	76,029	74,411
Depreciation and amortization	7,132	7,383	28,192	28,349
Data processing	4,986	4,919	18,976	19,304
Outside services	4,379	5,593	20,038	18,404
Royalty fees	5,521	5,118	23,506	21,950
Travel and promotional expenses	1,991	2,307	7,113	6,796
Facilities costs	1,019	1,130	4,281	3,925
Impairment of assets	0	896	333	2,757
Other	2,543	1,844	9,661	6,795
Total Expenses	47,411	48,739	188,129	182,691

INCOME BEFORE OTHER (INCOME)/EXPENSES	17,299	5,512	69,666	20,364

OTHER (INCOME)/EXPENSES:
Severance costs	44	268	3,696	268
Class action settlement refund	(7,118)	0	(7,118)	0
Net (gain) loss from investment in affiliates	144	(458)	545	203
Total Other (Income)/Expenses	(6,930)	(190)	(2,877)	471

INCOME BEFORE TAXES	24,229	5,702	72,543	19,893

PROVISION FOR INCOME TAXES	10,259	5,408	30,250	8,998

NET INCOME	$13,970	$294	$42,293	$10,895

Other Statistics
Trading Days	63	63	251	252
Contracts Traded	175,663,000	132,832,000	673,802,000	467,453,000
Contracts Per Day	2,788,000	2,108,000	2,684,000	1,855,000
Transaction Fees Per Contract	$0.265	$0.297	$0.276	$0.306

CHICAGO BOARD OPTIONS EXCHANGE, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(unaudited, in thousands)

	9/30/2005	12/31/2005	9/30/2006	12/31/2006
ASSETS

Cash and investments	$55,137	$65,080	$92,799	$102,819
Other Current Assets	32,188	32,390	42,404	39,901
Total Current Assets	$87,325	$97,470	$135,203	$142,720

Investments in Affiliates/Subsidiary	7,616	7,179	10,981	12,830
Land	4,914	4,914	4,914	4,914
Property and Equipment - Net	69,235	58,390	58,931	59,940
Other Assets — Net	26,698	34,232	30,668	33,101

Total Assets	$195,788	$202,185	$240,697	$253,505

LIABILITIES & MEMBERS’ EQUITY

Total Current Liabilities	$31,115	$37,558	$49,768	$48,156
Total Long-Term Liabilities	26,132	23,718	20,600	21,010
Total Members’ Equity	138,541	140,909	170,329	184,339

Total Liabilities and Members’ Equity	$195,788	$202,185	$240,697	$253,505

CHICAGO BOARD OPTIONS EXCHANGE, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited, in thousands)

	Quarter Ended		YTD
	12/31/2006	12/31/2005	12/31/2006	12/31/2005
Cash Flows from Operating Activities:
Net Income	$13,970	$294	$42,293	$10,895

Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	7,132	7,383	28,192	28,349
Impairment of investment in affiliates and other assets	0	896	333	2,757
Equity in income of NSX	0	(896)	(287)	(2,366)
Equity in loss of OneChicago, LLC	144	438	832	2,569
Equity bonus in OneChicago as a result of new partner	0	0	(4,320)	0
Add’l paid in capital - OneChicago bonus, net of taxes	0	0	2,592	0
Deferred income taxes	409	(2,415)	(2,709)	(3,356)

Change in assets and liabilities:	931	8,318	3,127	(1,550)

Net Cash Flows from Operating Activities	22,586	14,018	70,053	37,298

Cash Flows from Investing Activities:
Capital and other assets expenditures	(10,573)	(4,075)	(28,611)	(21,011)
Sale of NSX certificates of proprietary membership	0	0	3,000	4,833
HedgeStreet, Inc. investment	(1,800)	0	(3,800)	0
OneChicago, LLC investment	0	0	(1,215)	(844)
CBOE Stock Exchange investment	(193)	0	(193)	0
Seat Purchase	0	0	(1,360)	0
Net Cash Flows from Investing Activities	(12,566)	(4,075)	(32,179)	(17,022)

Cash Flows from Financing Activities:
CBOT exercise rights purchase	0	0	(135)	(6,900)

Net Increase in Cash and Investments	10,020	9,943	37,739	13,376

Cash and Investments at Beginning of Period	92,799	55,137	65,080	51,704
Cash and Investments at End of Period	$102,819	$65,080	$102,819	$65,080

Supplemental Disclosure of Cash Flow Information:
Cash paid for income taxes	$8,800	$3,322	$35,900	$7,525
Non-cash investing activities:
Sale of membership shares by OneChicago, LLC	0	0	4,320	0